Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and
PIMCO Dynamic Credit and Mortgage Income Fund held their annual meetings of shareholders on April 28, 2017. Shareholders voted as indicated below:

PCM Fund, Inc.

Re-election of Hans W. Kertess Class II to serve until the annual meeting held during the 2019-2020 fiscal year
                          Withheld
Affirmative               Authority
9,680,134                 317,601

Re-election of Bradford K. Gallagher Class II to serve until the annual Meeting held during the 2019-2020 fiscal year
9,697,077                 300,658

Re-election of John C. Maney (Interested Trustee) Class II to serve until the annual Meeting held during the 2019-2020 fiscal year
9,699,426                 298,309

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Craig A.
Dawson, James A. Jacobson, William B. Ogden, IV and Alan Rappaport continued to serve as Directors of the Fund.